Grant F. Adamson Chief Governance Officer Telecopier: (512) 434-3750 e-mail: GrantAdamson@templeinland.com

December 7, 2007

Ms. Jessica Barberich

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Forestar Real Estate Group LLC (“Forestar”)
Amended Registration Statement on Form 10
File No. 001-33662

Dear Jessica:

Thank you very much for arranging this afternoon’s call. As we discussed, please find transmitted herewith a revised version of the additional footnote disclosure we shared with you earlier in the week.

We anticipate the participants from the company and Ernst & Young will be the same as our conversation earlier in the week. We will also use the same conference call number for this conversation.

Again thank you for your help and we look forward to talking to you on Tuesday.

Very truly yours,

/s/ Grant F. Adamson

Grant F. Adamson
Chief Governance Officer

1300 South MoPac Expressway Austin, Texas 78746 Tel 512.434.3745

DRAFT

RIDER F-24

Note 17 – Supplemental Oil and Gas Disclosures (unaudited)

We incur minimal costs related to our oil and gas mineral interests, principally administrative expenses related to our oil and gas royalty activities, which are expensed as incurred.

We incur minimal costs related to the acquisition of mineral interests, which are capitalized as incurred and accounted for thereafter using the cost recovery method. We did not incur any property acquisition, exploration, or development costs in 2006, 2005, and 2004. We have no capitalized acquisition cost at year-end 2006 or 2005.

We do not have available to us reserve information related to our owned royalty interests.

Information about the results of operations of our oil and gas producing activities follows:

	2006	2005
	(In thousands)
Royalty revenues	$17,381	$15,767
Production costs	--	--
Exploration expenses	--	--
Depreciation, depletion, amortization and valuation provisions	--	--
Administrative expenses	(1,675)	(1,420)
Income tax expenses	(4,784)	(4,379)
Results of operations	$10,922	$9,968

Our share of oil and gas produced related to our mineral interests follows:

	2006	2005
Oil in barrels	114,047	101,909
Gas in thousands of cubic feet (Mcf)	805,904	1,216,136